UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Information to be included in statements filed pursuant to
Rule 13d-1(a) and amendments thereto filed
pursuant to Rule 13d-2(a)

INTRABIOTICS PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

46116T 10 0

(CUSIP Number)

Leo Kirby
667 Madison Avenue
New York, NY 10021
(212) 521-2418

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 1, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 13 Pages

SCHEDULE 13D

CUSIP No. 46116T 10 0	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Felix J. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,142,745
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,142,745
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,142,745
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 46116T 10 0	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Julian C. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,142,745
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,142,745
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,142,745
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 46116T 10 0	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Andrew H. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,050
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,050
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,050
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 46116T 10 0	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Daniel R. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,050
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,050
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,050
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 46116T 10 0	Page 6 of 13 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) James S. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,050
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,050
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,050
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 46116T 10 0	Page 7 of 13 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Thomas J. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,050
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,050
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,050
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	Security and Issuer.

           This statement on Schedule 13D relates to the common stock, par value $.001 per share (the “Common Stock”) of IntraBiotics Pharmaceuticals, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 2483 East Bayshore Drive, Suite 100, Palo Alto, California 94304.

Item 2.	Identity and Background.

           This statement is being filed by Felix J. Baker, Julian C. Baker, Andrew H. Tisch, Daniel R. Tisch, James S. Tisch and Thomas J. Tisch (each, a “Reporting Person”), each of whom is a United States citizen.

           Set forth below is certain information concerning the Reporting Persons:

Name	Business Address	Present Principal Occupation
Felix J. Baker	667 Madison Avenue New York, NY 10021	Managing Member, Baker Bros. Capital (GP), LLC, Baker/Tisch Capital (GP), LLC, Baker Biotech Capital (GP), LLC and Baker Biotech Capital II (GP), LLC (managers of partnerships engaged in investment activities)

Julian C. Baker	667 Madison Avenue New York, NY 10021	Managing Member, Baker Bros. Capital (GP), LLC, Baker/Tisch Capital (GP), LLC, Baker Biotech Capital (GP), LLC and Baker Biotech Capital II (GP), LLC (managers of partnerships engaged in investment activities)

Andrew H. Tisch	c/o TFMG, LLC 655 Madison Avenue New York, NY 10021	Member, Management Committee, Loews Corporation (a public company engaged primarily in insurance and tobacco)
Daniel R. Tisch	c/o Mentor Partners, L.P. 500 Park Avenue New York, NY 10022	General Partner, Mentor Partners, L.P. (a partnership engaged in investment activities)

Page 8 of 13 Pages

Name	Business Address	Present Principal Occupation
James S. Tisch	c/o TFMG, LLC 655 Madison Avenue New York, NY 10021	President and Chief Executive Officer, Loews Corporation (a public company engaged primarily in insurance and tobacco)
Thomas J. Tisch	c/o TFMG, LLC 655 Madison Avenue New York, NY 10021	Managing Partner of FLF Associates and Manager of Four Partners (partnerships engaged in investment activities)

           During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item. 3.	Source and Amount of Funds or Other Consideration.

           The funds used to purchase the Company’s securities, including the securities described in the first paragraph under Item 4, were provided from the available working capital of each of the entities designated as holding such securities in the first table under Item 5.

Item 4.	Purpose of Transaction.

           On May 1, 2003, Baker Bros. Investments, L.P., Baker Bros. Investments II, L.P., Baker/Tisch Investments, L.P., Baker Biotech Fund I, L.P., Baker Biotech Fund II, L.P. and Baker Biotech Fund II (Z), L.P. purchased in a private transaction (i) 138 shares of the Company’s Series A Preferred Stock (the “Series A Stock”) and (ii) warrants expiring May 1, 2008 (the “Warrants”) to purchase up to 363,020 shares of Common Stock at an exercise price of $2.066 per share. The 138 shares of Series A Stock are convertible into an aggregate of 726,040 shares of Common Stock. Prior to May 1, 2003, the Reporting Persons beneficially owned an aggregate of 61,738 shares of Common Stock.

           The Reporting Persons acquired the Series A Stock and Warrants, as well as the Common Stock, solely for investment. Each Reporting Person expects to review his investment position from time to time and may, depending on market conditions or other factors, increase or decrease such investment position, or acquire Common Stock upon conversion of the Series A Stock or upon exercise of the Warrants. Whether a Reporting Person acquires any additional securities of the Company, including Common Stock, or disposes of any securities of the Company, including Common Stock, and the amount and timing of any such transactions will depend upon each Reporting Person’s individual continuing assessment of pertinent factors, including the availability of securities for purchase at particular price levels, the Company’s business and prospects, other business investment opportunities available to the particular

Page 9 of 13 Pages

Reporting Person, economic conditions, market conditions, the attitudes and actions of the Board of Directors and management of the Company, the availability and nature of opportunities to dispose of the particular Reporting Person’s interest in the Company and other plans and requirements of the particular Reporting Person.

           At the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Company or any sale of its assets or any change in its Board of Directors, management, capitalization, dividend strategy, charter or by-laws, or any other change in its business or corporate structure or with respect to the delisting or deregistration of any of its securities including, without limitation, those matters described in subparagraphs (a) though (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

           The table below sets forth the aggregate number of shares of Common Stock owned by each of the designated entities, together with the percentage of outstanding shares of Common Stock that such ownership represents, in each case taking into account the shares of Common Stock that each entity has the right to acquire upon conversion of the Series A Stock and exercise of the Warrants. The ownership percentages are based upon 3,269,168 shares of Common Stock outstanding as of April 30, 2003, as reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class Outstanding

Baker Bros. Investments, L.P. Baker Bros. Investments II, L.P. Baker/Tisch Investments, L.P. Baker Biotech Fund I, L.P. Baker Biotech Fund II, L.P. Baker Biotech Fund II (Z), L.P. Four Partners Total	39,458 54,032 67,093 461,871 465,049 55,242 8,050 1,150,795	1.2% 1.6% 2.0% 12.4% 12.5% 1.7% 0.3% 26.4%

           Felix J. Baker and Julian C. Baker, by virtue of their control of entities that have the power to control the investment decisions of Baker Bros. Investments, L.P., Baker Bros. Investments II, L.P., Baker/Tisch Investments, L.P., Baker Biotech Fund I, L.P., Baker Biotech Fund II, L.P. and Baker Biotech Fund II (Z), L.P., may each be deemed to be the beneficial owners of securities owned by such entities and may each be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of such securities.

           By virtue of their status as managing trustees of the trusts that are the general partners of Four Partners, a New York general partnership, Andrew H. Tisch, Daniel R. Tisch, James S. Tisch and Thomas J. Tisch may be deemed to have shared beneficial ownership of securities owned by Four Partners and shared power to vote or direct the vote of and to dispose or direct the disposition of such securities.

           By virtue of his status as manager of Four Partners, Thomas J. Tisch may be deemed to have power to vote or direct the vote of the securities owned by Four Partners and power to dispose or direct the disposition of the securities owned by Four Partners.

Page 10 of 13 Pages

           Because of certain business and family relationships among the Reporting Persons, they are filing as if they constitute a group solely for informational purposes. By signing this statement, each Reporting Person agrees that this statement is filed on his or her behalf. The filing of this statement is not an admission by any Reporting Person that such Reporting Person and any other Reporting Person or Reporting Persons constitute a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or Rule 13d-5 thereunder. Each Reporting Person disclaims beneficial ownership of, or a pecuniary interest in, any securities of the Company owned by any other Reporting Person, except to the extent that any beneficial ownership or pecuniary interest is expressly reported herein.

           Other than the purchase of Series A Stock and Warrants described in Item 4, none of the Reporting Persons has effected any transactions in the Company’s securities during the 60 days preceding the date hereof.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

           None of the Reporting Persons has any contracts, arrangements or understandings with any other Reporting Person or with any other person with respect to the securities of the Company.

Item 7.	Material to Be Filed as Exhibits.

Exhibit A	Agreement regarding the joint filing of this statement.

Page 11 of 13 Pages

SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 6, 2003	By:	/s/ Felix J. Baker

Felix J. Baker

By:	/s/ Julian C. Baker

Julian C. Baker

By:	/s/ Andrew H. Tisch

Andrew H. Tisch

By:	/s/ Daniel R. Tisch

Daniel R. Tisch

By:	/s/ James S. Tisch

James S. Tisch

By:	/s/ Thomas J. Tisch

Thomas J. Tisch

Page 12 of 13 Pages